Toro Ventures Inc.

2633 Lincoln Blvd, Suite 533, Santa Monica, California, 90405

By Facsimile to (202) 772-9369 and US Mail

John Cannarella

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

CC: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures- Fax (604) 681-4760 )

            Re:      Toro Ventures Inc.

                        Form 10-KSB for the Fiscal Year Ended June 30, 2008

                        Filed September 26, 2008

                        File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated May 19, 2009.

With respect to your request I have immediately commenced my own inquiries and questions regarding items 1-12.

I have assumed the position of Chief Financial Officer early in 2009 and there has been turn over in the Company. Consequently the questions raised in your letter and the facts relating thereto are not known to me, however, I am putting maximum efforts into obtaining this information from the previous administration of the Company.

Accordingly, I respectfully request an extension of time to prepare the response. I request that the United States Securities and Exchange Commission allow me to prepare this response within 30 days (by approximately June 30, 2009)

I will do my utmost to respond prior to that time and I trust that this request will find with your favor. You can contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely

 -s-

Gregory Rotelli

Toro Ventures Inc.